April 2, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Al Pavot
Terence O’Brien

Re:	Enhabit, Inc.
Form 10-K filed March 15, 2024
File No. 001-41406
Ladies and Gentlemen:
Enhabit, Inc., a company incorporated under the laws of the state of Delaware (the “Company” or “Enhabit”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated March 22, 2024 (the “Comment Letter”) with respect to the Company’s Form 10-K filed with the Commission on March 15, 2024.
Set forth below are the Company’s responses to the Comment Letter. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Capitalized terms not otherwise defined in this letter have the meaning given to them in the above referenced filing.
Form 10-K filed March 15, 2024
Adjusted EBITDA, page 42
1.Please quantify the components of the adjustment for “unusual or nonrecurring items not typical of ongoing operations” and describe the nature of each material component. For each material component, please tell us your consideration of Item 10(e)(1)(ii)(B) of Regulation S-K and Question 100.01 in the C&DIs on Non-GAAP Financial Measures in determining the costs do not represent normal, recurring operating costs.
Response: The Company acknowledges the Staff’s comment and respectfully advises that it has considered the requirements set forth in Item 10(e)(1)(ii)(B) of Regulation S-K and the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures and believes the expenses incurred related to its “unusual or nonrecurring items not typical of ongoing operations” do not represent normal, recurring operating costs and are therefore appropriately reconciled in the Company’s presentation of Adjusted EBITDA.

U.S. Securities and Exchange Commission
Division of Corporation Finance
April 2, 2024

The costs related to the Company’s unusual or nonrecurring items not typical of ongoing operations were limited to costs associated with nonrecurring litigation, the strategic review process, standalone transition costs, restructuring and transaction costs and shareholder activism in 2023 and costs associated with nonrecurring litigation, standalone transition costs, restructuring and transaction costs and shareholder activism in 2022, each as quantified and described below (in millions).

	For the Year Ended December 31,
	2023	2022
Nonrecurring litigation	$13.5	$0.9
Strategic review process	2.7	—
Standalone transition costs	1.8	8.3
Restructuring and transaction costs	1.6	0.2
Shareholder activism	1.6	0.1
Total unusual or nonrecurring items not typical of ongoing operations	$21.2	$9.5
Nonrecurring litigation: The Company excluded certain third-party, nonrecurring litigation fees related to a lawsuit in which the Company is a plaintiff, styled Enhabit, Inc. et al. v. Nautic Partners IX, L.P., et al. and pending in the Chancery Court of Delaware, and in which the Company has asserted claims for breach of fiduciary duty, aiding and abetting, and usurpation of corporate opportunity arising from actions involving its former officers. The Company views these related expenses as unique and outside of the ordinary course of its continuing operations, business strategy, industry and regulatory environment. Normal recurring internal and external legal expenses are not included as an adjustment to Adjusted EBITDA, and therefore the Company believes that the exclusion of these nonrecurring litigation fees and expenses facilitates a more meaningful evaluation and comparison of the Company’s current and past operating performance.
Strategic review process: The costs related to the Company’s strategic review process are limited to a discrete initiative to explore strategic alternatives for its business and include legal, accounting, and advisory fees. While the board of directors regularly assesses ways in which it can enhance shareholder value, the nature, scope and magnitude of this initiative has exceeded ordinary course assessments. For example, the process has included a legal and accounting review of the Company’s financial reports to assess whether it has satisfied conditions of the Tax Matters Agreement entered into with Encompass Health Corporation (“Encompass”) following the Company’s separation in 2022, and receipt of a related legal tax opinion. Additionally, significant legal and advisory fees have been incurred to assess and engage with prospective strategic partners. The Company considers these costs to be discrete and separate from its normal, recurring, operating expenses related to legal, accounting, and advisory fees, which historically encompass ordinary course legal, regulatory and accounting advice related to the day-to-day operations of the Company. At the completion of the strategic review process, which will be announced once complete, the Company will no longer incur such costs and therefore such costs related to legal, accounting, and advisory fees will no longer be excluded from its calculation of Adjusted EBITDA. Since the costs associated with the strategic review will not recur after the process is complete and are not representative of the Company’s underlying operating performance, the Company believes that its current presentation of Adjusted EBITDA allows investors to view the Company’s underlying operating results in the same manner as they are viewed by the Company.
Standalone transition costs: While the Company’s standalone transition costs have been incurred in multiple periods, the Company considers these costs to be discrete and incremental to its normal operating expenses related to being a standalone public company given they are the direct result from the separation from Encompass in 2022. The primary components of these costs relate to incremental audit fees associated with the first-year standalone audit of the Company, migration of technology from Encompass, marketing and rebranding costs associated with our name change to Enhabit and board search fees for assistance in recruiting our initial board of directors. Further, the Company anticipates that it will not incur any further transition costs beyond the second quarter of 2024, when it expects to have completed its obligations pursuant to the transition

U.S. Securities and Exchange Commission
Division of Corporation Finance
April 2, 2024

services agreement with Encompass. Since the costs associated with the public company transition will not recur after the transition has been completed and is not representative of the Company’s underlying operating performance, the Company believes that its current presentation of Adjusted EBITDA, including the adjustment for “unusual or nonrecurring items not typical of ongoing operations” allows investors to view the Company’s underlying operating results in the same manner as they are viewed by the Company.
Restructuring and acquisition costs: Restructuring and acquisition costs include severance payments primarily associated with a new organizational structure that aligned our sales and operations team in 2023, fees associated with amendments to our Credit Agreement in June and November 2023, and advisory and diligence costs associated with acquisitions. With respect to the severance made to 63 former employees, these costs were the result of specific, discrete management decisions to implement internal organizational changes. Based on these considerations, the Company believes it is appropriate, in accordance with Item 10(e)(1)(ii)(B) of Regulation S-K, to describe such payments as “nonrecurring” because (i) there were no similar expenses within the prior two years and (ii) the Company does not believe those expenses are reasonably likely to recur within the next two years. With respect to the Credit Agreement amendments, the costs are limited to the Company’s advisory and legal fees and do not reflect costs incurred from the Company’s periodic review and assessment of its financing activities. The advisory and diligence costs associated with acquisitions, which the Company historically has referred to as “transaction costs” in its non-GAAP reconciliations, represent certain transaction expenses incurred in connection with the Company’s 2023 and 2022 acquisitions as described in its Form 10-K for the year ended December 31, 2023. The Company does not view acquisition expenses as recurring given that such expenses are not expected to continue after the completion of each acquisition.
Shareholder activism: The costs related to the Company’s response to activist shareholders are limited to legal and advisory fees and do not reflect costs incurred from the Company’s regular dialogue with shareholders. The Company acknowledges that these costs are not nonrecurring because they relate to past distinctive situations occurring over a defined timeline, or relate to unique circumstances, and the Company generally will incur such costs in connection with any future activist actions. However, the Company believes that the exclusion of such costs in the calculation of Adjusted EBITDA is not misleading, as it provides investors with more accurate comparisons of the Company’s financial results to historical operations and the financial results of companies who are subjected to less activist attention. Furthermore, the Company does not consider these cost adjustments to be related to the organic continuing operations of the Company, and these costs are generally not relevant to assessing or estimating the long-term performance of the Company’s business. By treating such costs as adjustments in calculating the Company’s Adjusted EBITDA, the Company’s management is better able to evaluate the Company’s ability to utilize its existing assets and estimate the long-term value that acquired assets will generate. The Company believes that its Adjusted EBITDA measure, which excludes such costs, allows the Company’s management and investors to better evaluate the Company’s core business operations both with, and without, such costs.
The Company acknowledges that Question 100.01 of the C&DIs on Non-GAAP Financial Measures states that a non-GAAP performance measure excluding normal, recurring, cash operating expenses could be misleading and that the Staff views an operating expense that occurs repeatedly or occasionally, including at irregular intervals, as recurring. However, for the reasons outlined above, the Company believes that each of the above costs is appropriately excluded from its Adjusted EBITDA measure to allow the Company’s management and investors to better evaluate the Company’s core business operations both with, and without, such costs.
The Company further advises the Staff that it plans to enhance its non-GAAP disclosure in future filings beginning with its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024. The Company will provide supplemental information regarding the unusual or nonrecurring items not typical of ongoing operations in the footnotes provided to supplement the adjustments included in the non-GAAP reconciliation for Adjusted EBITDA in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations:
(1) Unusual or nonrecurring items in 2023 include (i) certain third-party, nonrecurring litigation fees related to a lawsuit in which the Company is a plaintiff, styled Enhabit, Inc. et al. v. Nautic Partners IX, L.P., et al. and pending in the Chancery Court of Delaware, and in which the Company has asserted claims for breach of fiduciary duty, aiding and abetting, and usurpation of corporate opportunity arising from actions involving its

U.S. Securities and Exchange Commission
Division of Corporation Finance
April 2, 2024

former officers; (ii) third-party legal and advisory fees related to the strategic review process; (iii) transition costs related to the Separation; (iv) costs related to restructuring and acquisitions and (v) third-party legal and advisory fees related to shareholder activism. In 2022, they include (i) transition costs related to the Separation, (ii) third-party legal fees associated with the suit Enhabit, Inc. et al. v. Nautic Partners IX, L.P., et al., (iii) costs related to restructuring and acquisition activities and (iv) third-party legal and advisory fees related to shareholder activism.
2.Please tell us your consideration of providing disclosure in MD&A or elsewhere as appropriate describing the nonroutine litigation mentioned in your Adjusted EBITDA reconciliation and the expected material impact on future operations.
Response: The Company acknowledges the Staff’s comment and respectfully advises that, at the time of filing its Annual Report on Form 10-K for the year ended December 31, 2023, the Company considered the Commission’s guidance in Release No. 34-90459 in which the Commission states:
[W]hen applying the “reasonably likely” threshold, registrants should consider whether a known trend, demand, commitment, event, or uncertainty is likely to come to fruition. If such known trend, demand, commitment, event or uncertainty would reasonably be likely to have a material effect on the registrant’s future results or financial condition, disclosure is required. Known trends, demands, commitments, events, or uncertainties that are not remote or where management cannot make an assessment as to the likelihood that they will come to fruition, and that would be reasonably likely to have a material effect on the registrant’s future results or financial condition, were they to come to fruition, should be disclosed if a reasonable investor would consider omission of the information as significantly altering the mix of information made available in the registrant’s disclosures.
(emphasis in original).
The outcome of the nonrecurring litigation is uncertain and management cannot reasonably make an assessment as to the likelihood of success or amount of any potential monetary judgment or other equitable remedy that may or may not result from the litigation. Therefore, the Company did not, and does not, believe that any future impact or contingent gain from the nonrecurring litigation would be both reasonably likely to occur and have a material effect on the Company’s future results or financial condition. Accordingly, the Company did not, and does not, believe that disclosure would be required or appropriate in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Relatedly, the Company disclosed the following in Item 3. Legal Proceedings:
“We do not believe any of our pending legal proceedings are material to us, but there can be no assurance our assessment will not change based on future developments.”
* * * * * * *
If you have any questions regarding the foregoing or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (214) 239-6508.
Very truly yours,
/s/ Crissy B. Carlisle
Crissy B. Carlisle
Chief Financial Officer

cc:    Dylan C. Black, General Counsel